EXHIBIT 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Wonder Auto Limited	British Virgin Islands	100%
Man Do Auto Technology Co. Ltd.	British Virgin Islands	100%
Jinzhou Halla Electrical Equipment Co., Ltd	PRC	100%
Jinzhou Wanyou Mechanical Parts Co., Ltd.,	PRC	100%
Jinzhou Dong Woo Precision Co., Ltd.	PRC	50%